UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Net2Phone, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64108N10

(CUSIP Number)

Charles Y. Tanabe, Esq.
Senior Vice President and General Counsel
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO  80112
(720) 8785-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64108N10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO, HC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

NET2PHONE, INC.

Liberty Media Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), originally filed a Statement on Schedule 13D (the “Original Statement” ) on November 8, 2001, with respect to the Common Stock, par value $0.01 per share (“Common Stock”) of Net2Phone, Inc., a Delaware corporation (“Net2Phone” or the “Issuer”).  The Reporting Person filed Amendment No. 1 to the Original Statement on December 10, 2003 (the “First Amendment,” and together with the Original Statement, the “Statement”).  The Reporting Person is filing this Amendment No. 2 (the “Second Amendment”) to report its disposition of all of its shares of Common Stock and all of its membership interests in NTOP Holdings, LLC, a Delaware limited liability company (“NTOP”).  Capitalized terms used but not otherwise defined herein have the respective meanings given to such terms in the Statement.

Item 2.	Identity and Background
The second and third paragraphs of Item 2 of the Statement are hereby deleted and restated in their entirety as follows:

The Reporting Person is a holding company which, through its ownership of interests in subsidiaries and other companies, is primarily engaged in the electronic retailing, media, communications and entertainment industries.  Through its subsidiaries, the Reporting Person operates in the United States, Europe and Asia.

The Reporting Person owns 100% of LMC Capital LLC, a Delaware limited liability company (“LMC Capital”).  LMC Capital owns 100% of Liberty Programming Company LLC, a Delaware limited liability company (“Liberty Programming”).  Liberty Programming owns 99.7% of the outstanding common stock of LMC Animal Planet, Inc., a Colorado corporation (“LMC Animal Planet”), representing a 96.7% voting interest therein.  Prior to the transactions described in Item 3 of this Second Amendment, (i) LMC Animal Planet owned 100% of each of Liberty N2P, Inc., a Delaware corporation (“Liberty N2P”), Liberty N2P II, Inc., a Delaware corporation (“Liberty N2P II”), and Liberty N2P III, Inc., a Delaware corporation (“Liberty N2P III”), (ii) Liberty N2P held 33 Class A Membership Interests and 97 Class B Membership Interests in NTOP, (iii) Liberty N2P II held 23 Class A Membership Interests in NTOP, and (iv) Liberty N2P III held 1,250,000 shares of Common Stock.  NTOP owns 28,896,750 shares of Class A common stock of the Issuer.

As of March 8, 2005 (the “Closing Date”), pursuant to the Merger Agreement described in Item 3 of this Second Amendment, the Reporting Person ceased to beneficially own any shares of Common Stock or membership interests in NTOP.

Schedule 1 referenced in Item 2 of the Statement is hereby deleted and restated in its entirety as set forth on Schedule 1 attached to this Second Amendment.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and supplemented to include the following:

On the Closing Date, pursuant to the Agreement and Plan of Merger, dated as of December 15, 2004, among LMC Animal Planet, IDT Corporation, a Delaware corporation (“IDT”), and certain of their respective subsidiaries (the “Merger Agreement”), Liberty N2P and Liberty N2P II, each of which subsidiary’s sole assets were non-controlling membership interests in NTOP, and Liberty N2P III, which subsidiary’s sole assets were 1,250,000 shares of Common Stock, merged with three wholly owned subsidiaries of IDT, in exchange for an aggregate of 3,754,479 shares of Class B common stock of IDT issued to LMC Animal Planet.  As a result, the Reporting Person has ceased to beneficially own any shares of Common Stock or any membership interests in NTOP.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of such document, a copy of which is filed as an Exhibit to this Second Amendment and is incorporated herein by reference.

Item 4.	Purpose of Transaction
Item 4 of the Statement is hereby amended and supplemented to include the following:
The information set forth in Item 3 of this Second Amendment is hereby incorporated by reference herein.
The Reporting Person caused LMC Animal Planet to enter into the Merger Agreement in order to increase its investment in IDT.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Statement is hereby deleted and restated in its entirety as follows:
(a) Pursuant to the Merger Agreement, as of the Closing Date the Reporting Person has ceased to beneficially own any shares of Common Stock or any membership interests in NTOP.

To the knowledge of the Reporting Person, none of the Schedule 1 Persons beneficially owns any shares of Common Stock.  Larry E. Romrell, a director of the Reporting Person, sold all 2,000 of his shares of Common Stock on March 9, 2005.  Charles Y. Tanabe, an executive officer of the Reporting Person, sold all 300 of his shares of Common Stock in December 2003.

(b)                                 Pursuant to the Merger Agreement, as of the Closing Date the Reporting Person has ceased to beneficially own any shares of Common Stock or any membership interests in NTOP.  Accordingly, the Reporting Person has no voting or dispositive power over any shares of Common Stock.

To the knowledge of the Reporting Person, none of the Schedule 1 Persons has voting or dispositive power over any shares of Common Stock.

(c) The information set forth in Item 3 of this Second Amendment is hereby incorporated by reference herein.
On March 9, 2005, Larry E. Romrell, a director of the Reporting Person, sold all 2,000 of his shares of Common Stock at a price of $2.46 per share in an open market transaction by his broker.
(d) Not applicable.

(e)                                  As of March 8, 2004, the Reporting Person ceased to beneficially own more than five percent of the outstanding shares of Common Stock and is no longer required to file reports on Schedule 13D with respect to the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Statement is hereby amended and supplemented to include the following:

Pursuant to the Merger Agreement, IDT Parent and certain of its subsidiaries consented to and waived their rights with respect to the transfer of stock of Liberty N2P and Liberty N2P II and the resultant transfer of all the indirect interests of the Reporting Person and LMC Animal Planet in NTOP and the Issuer, pursuant to (i) the NTOP LLC Agreement, and (ii) the NTOP Right of First Offer Agreement, dated as of January 6, 2003, as amended December 1, 2004, by and among NTOP, IDT, the Reporting Person, and certain subsidiaries of IDT and the Reporting Person.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of such document, a copy of which is filed as an Exhibit to this Second Amendment, and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended and supplemented to include the following:

7(d)                           Agreement and Plan of Merger, dated as of December 15, 2004, among LMC Animal Planet, Inc., Liberty N2P, Inc., Liberty N2P II, Inc., Liberty N2P III, Inc., IDT Corporation, IDT-LMC Acquisition I, Inc., IDT-LMC Acquisition II, Inc., and IDT-LMC Acquisition III, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2005

LIBERTY MEDIA CORPORATION

By:	/s/ Charles Y. Tanabe
	Name:	Charles Y. Tanabe
	Title:	Senior Vice President, General Counsel and Secretary

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	President, Chief Executive Officer and Director of Liberty

Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of Liberty; President of Fisher Capital Partners, Ltd.

Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company Incorporated

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty

Exhibit Index

Exhibit No.	Description
7(d)

Agreement and Plan of Merger, dated as of December 15, 2004, among LMC Animal Planet, Inc., Liberty N2P, Inc., Liberty N2P II, Inc., Liberty N2P III, Inc., IDT Corporation, IDT-LMC Acquisition I, Inc., IDT-LMC Acquisition II, Inc., and IDT-LMC Acquisition III, Inc.